SECURI 03011628 MISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 051581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2
DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING __1-01-02__ AND ENDING __12-31-02__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cornerstone Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__6631 Commerce Parkway__ __Suite P__

(No. and Street)

__Dublin__ __Ohio__ __43017__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Andrew E. Kraus__ __614-761-3812__

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company, LLP

(Name — if individual, state last, first, middle name)

__10 West Broad Street__	__Suite 1700__	__Columbus, Ohio__	__43215__
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 2 2003

OATH OR AFFIRMATION

I, ___Andrew E. Kraus_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Cornerstone Capital Corporation_____, as of

___December 31_____, 20_02_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President, Treasurer
_____
Title

Dianne Davis - Fox

DIANNE DAVIS-FOX Notary Public
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPRES MARCH 30, 2004

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CORNERSTONE CAPITAL CORPORATION

Dublin, Ohio

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS



CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

We have audited the accompanying statement of financial condition of Cornerstone Capital Corporation, as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Corporation's 2001 financial statements were audited by other auditors whose opinion dated January 18, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Capital Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, as of December 31, 2002, Schedule of the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
January 23, 2003

1.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 4,231,849	$ 1,248,937
Furniture and equipment, at cost		
less accumulated depreciation	7,149	10,205
Other assets	20,344	21,364
Total assets	$ 4,259,342	$ 1,280,506
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued tax expense	$ 1,249,861	$ 186,000
Accrued compensation expense and other liabilities	995,611	580,187
Total liabilities	2,245,472	766,187
Stockholder's equity		
Common stock - no par value; 850 shares authorized, issued and outstanding		
Additional paid-in capital	345,989	345,989
Retained earnings	1,667,881	168,330
Total stockholder's equity	2,013,870	514,319
Total liabilities and stockholder's equity	$ 4,259,342	$ 1,280,506

See accompanying notes to financial statements.

2.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Fees and other revenue		
Underwriting fees	$ 308,155	$ 1,482,921
Advisory fees	425,257	519,002
Management fees from related company	3,592,563	--
Interest income	100,775	126,261
Total income	4,426,750	2,128,184
Expenses		
Personnel	1,154,698	649,980
General and administrative	322,134	819,996
Other	200,506	169,095
Total expenses	1,677,338	1,639,071
Income before income taxes	2,749,412	489,113
Tax expense	1,249,861	186,000
Net income	$ 1,499,551	$ 303,113

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2002 and 2001

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2001	850	$ 345,989	$ --	$ 345,989
Net income	--	--	303,113	303,113
Shareholder distributions	--	--	(134,783)	(134,783)
Balances at December 31, 2001	850	345,989	168,330	514,319
Net income	--	--	1,499,551	1,499,551
Balances at December 31, 2002	850	$ 345,989	$ 1,667,881	$ 2,013,870

See accompanying notes to financial statements.

CORNERSTONE CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 1,499,551	$ 303,113
Adjustments to reconcile net income to net cash from operating activities		
Depreciation	3,056	3,905
(Increase)/decrease in other assets	1,020	(14,972)
Increase in accrued expenses	1,479,285	364,403
Net cash from operating activities	2,982,912	656,449
Cash flows from investing activities		
Purchases of furniture and equipment	--	(4,286)
Cash flows from financing activities		
Shareholder distributions	--	(134,783)
Net increase in cash and cash equivalents	2,982,912	517,380
Cash and cash equivalents at beginning of year	1,248,937	731,557
Cash and cash equivalents at end of year	$ 4,231,849	$ 1,248,937

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cornerstone Capital Corporation (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company does not operate as a clearing broker. The Company provides financing services through credit tenant leases, synthetic leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore currently exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements include the accounts of the Company, a wholly-owned subsidiary of CII. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents: For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. Substantially all of the Company's cash is maintained in one unrelated banking institution, exceeding the $100,000 limit insured by the Federal Deposit Insurance Corporation.

Revenue Recognition: The Company receives fees for providing financing services. Underwriting and advisory fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially received.

Furniture and Equipment: Furniture and equipment is stated at cost less accumulated depreciation of $39,061 and $36,005 at December 2002 and 2001, respectively, and is depreciated using the double declining balance method over the estimated useful lives of the respective assets.

Income Taxes: The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax rates. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Use of Estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Loss Contingencies</u>: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now any such matters that would have a material effect on the financial statements.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company considers its required net capital to be $250,000, which would be the minimum requirement if it carried customer accounts. At December 31, 2002 and 2001, the Company had net capital of $1,905,533 and $463,314, which was $1,655,533 and $213,314 in excess of required net capital, respectively. At year-end 2002, the Company's ratio of aggregate indebtedness to net capital was 1.18 to 1.

NOTE 4 – INCOME TAXES

A reconciliation of recorded Federal income taxes to the expected expense computed by applying the Federal statutory rate of 34% to the net income is as follows:

	2002	2001
Expected expense at statutory rate	$ 934,800	$ 146,000
State and local income taxes	288,000	40,000
Other	27,061	--
Total	$ 1,249,861	$ 186,000

The Company's deferred tax assets and liabilities are not material.

(Continued)

NOTE 5 - RELATED PARTY TRANSACTIONS

In 2002, the Company received a fee totaling $3.6 million from another subsidiary of CII for the contribution of the Company's management to the completion of a large transaction in 2002. The Company also accrued management fees to be paid to CII of $250,000 at December 31, 2001, which is included in general and administrative expenses in the accompanying statements of income. Additionally, the Company made a shareholder distribution to CII of $134,783 in 2001.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2002

Net capital
    Total stockholder's equity $ 2,013,870

    Deductions and other charges
        Furniture and equipment, net   (7,149)
        Other assets   (20,344)
        Haircuts on securities – money market instruments   (80,844)

        Net capital $ 1,905,533

Aggregate indebtedness
    Items included in the statement of financial condition
        Accrued expenses and other liabilities $ 2,245,472

        Ratio: Aggregate indebtedness to net capital   1.18 to 1

Computation of basic net capital requirement
    Minimum net capital required to be maintained
    (the greater of 6-2/3% of aggregate indebtedness or $250,000) $ 250,000
    Net capital   1,905,533

    Excess net capital $ 1,655,533

There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 31, 2002.

CORNERSTONE CAPITAL CORPORATION
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Cornerstone Capital Corporation (the "Company") is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(i) of the Rule.



CROWE CHIZEK

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholder
Cornerstone Capital Corporation
Dublin, Ohio

In planning and performing our audit of the financial statements of Cornerstone Capital Corporation, a wholly-owned subsidiary of Cornerstone International, Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Columbus, Ohio
January 23, 2003